ALLEGHENY ENERGY, INC.

800 Cabin Hill Drive

Greensburg, PA 15601

Telephone: (800) 838-6196

September 13, 2005

VIA FACSIMILE AND EDGAR TRANSMITTAL

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Fieldsend

RE:	Allegheny Energy, Inc.
Registration Statement on Form S-3 (No. 333-123697)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allegheny Energy, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of its Registration Statement on Form S-3 (No. 333-123697) be accelerated to 9:00 a.m. on Wednesday, September 14, 2005, or as soon thereafter as practicable. The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Moreover, the Company acknowledges that it may not assert the Commission’s comments to the Registration Statement or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Amanda J. Skov at (724) 838-6166 and that such effectiveness be confirmed in writing. This letter request amends our prior request with respect to this Registration Statement, which was filed on September 9, 2005.

Very truly yours, ALLEGHENY ENERGY, INC.
By:	/s/ Amanda J. Skov
Name:	Amanda J. Skov
Title:	Senior Attorney, Allegheny Energy